Filed Pursuant to Rule 253(g)(2)
File No. 024-10727

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

SUPPLEMENT NO. 10 DATED AUGUST 22, 2018
TO THE OFFERING CIRCULAR DATED SEPTEMBER 29, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise National For-Sale Housing eFUND, LLC (the “Company”, “we”, “our” or “us”), dated September 29, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 3, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions; and
•	Asset updates.

Single Family Home Rental Controlled Subsidiaries

Rental Control Subsidiaries Asset Summaries

The following table summarizes the single family home rental controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Rental Controlled Subsidiary:

●	Pursuant to the agreements governing each Rental Controlled Subsidiary, we have full authority of the management of such entity;
●	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
●	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
●	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
●	The last updated portfolio level projected annual returns for our National Single-Family Home Portfolio was 8.8% - 13.1%, as disclosed on May 11, 2018. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
E19	90018	2 / 1	1,308	7/24/2018	$567,700	$5,000
E85	90011	3 / 1	1,320	7/31/2018	$435,900	$10,000
W114	90037	5 / 1	2,401	8/10/2018	$614,300	$15,000

(1)	There can be no assurance that the anticipated completion cost will be achieved.

Updates to Dispositions of Assets

The following table summarizes the assets that we have disposed of since the last update.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Cost Basis	Date of Disposition	Sale Price	Approximate Net Profit (1)	Approximate ROI
W65	30316	3 / 2	1,524	12/1/2017	$269,400	8/3/18	$360,000	$78,300	29.0% (2)

(1)	Calculation includes deductions for purchase price, holding costs and other expenses, and selling costs.

(2)	On an annualized basis, approximate ROI is equal to approximately 46.2%.